FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2003

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ✓       Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                   ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis

(Registrant)

Date: 30th September, 2003	Apostolos Tamvakakis Deputy Governor

PRESS RELEASE

National Bank of Greece entered into an agreement for the acquisition of a 81.6% stake in the share capital of Banca Romaneasca S.A. (BR) with Romanian American Enterprise Fund (RAEF), the major shareholder of the Romanian bank. The closing of the transaction is subject to the Bank of Greece’s and the Romanian regulatory authorities’ approvals.

National Bank’s initiative is expected to enhance significantly the leading presence of the NBG Group in the area of southeast Europe; at the same time, it will allow it to strategically position itself in the fast-growing Romanian market. NBG has already established in Romania a brokerage company, an insurance company and a full banking branch which shall continue Its operations to provide for the financial needs of the local market. The NBG Group already has a strong presence in 8 countries in the area of southeast Europe and east Mediterranean via 3 subsidiary banks, 5 subsidiary companies and a network of banking branches ,totalling over 200 units with 4,000 employees and assets of approximately € 2.6 billion.

BR is a medium-sized Romanian bank with a presence in all major cities throughout the country, operates a 25-unit network and total assets of approximately €140 million. BR focuses its credit activity mostly on the sector of small and medium-sized enterprises and has recently achieved growth in retail banking.

National Bank of Greece aims to expand BR’s network to a total of 40 units in order to fully exploit the local market’s potential. BR shall seek to achieve growth in all areas of banking business, but shall primarily focus on retail banking, which shows quite positive medium term prospects. Accordingly, National Bank is set to launch soon, via BR, a broad range of products and services already available by NBG in Greece and the rest of the countries in the region. BR’s activities will also be further enhanced through synergies with other units of NBG’s extensive international network, which ,apart from South East Europe ,has a significant presence in major financial centres worldwide, such as New York , London etc. Furthermore, BR is expected to derive significant benefits from the know-how and the overall support that NBG will extend to it in all areas of infrastructure and banking activities.

     Athens, 25 September 2003